EXHIBIT 21

                       Subsidiaries of Registrant




 Subsidiary                          	Jurisdiction of Organization

 Immucor GmbH                        	Federal Republic of Germany

 Immucor Italia Srl	                  Italy

 Immucor Portugal, Lda.              	Portugal

 Immucor, S.L.	                       Spain

 Dominion Biologicals Limited        	Canada

	The Company owns 100% of the outstanding stock of each of the above.